August 13, 2015

VIA EDGAR

PRIVATE AND CONFIDENTIAL

Tia L. Jenkins
Senior Assistant Chief Accountant
   Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms Jenkins:

Re:	Agnico Eagle Mines Limited
Form 40-F for the Year Ended December 31, 2014
Filed March 26, 2015
Your File No. 001-13422

We are writing to respond to the comments set forth in the comment letter dated July 21, 2015 (the “Comment Letter”) of the Staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2014 filed by Agnico Eagle Mines Limited (the “Company”) with the SEC on March 26, 2015 (the “Form 40-F”).

For your convenience, the text of Staff’s comments is set out below and is followed by the Company’s responses to such comments.  Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the Year Ended December 31, 2014
Exhibit 99.1 — Annual Information Form
Selected Financial Data, page 1

1.                                      We note your disclosure of selected financial data for years 2010 through 2012 under US GAAP and for years 2013 and 2014 under IFRS. In future filings in which you include selected financial data presented in accordance with US GAAP, please confirm to us that you will include narrative footnote disclosures describing the differences between US GAAP and IFRS and will also caution readers that some of the items presented may not be comparable between US GAAP and IFRS, as applicable. In addition, please confirm that you will not present the US GAAP and IFRS financial data side-by-side.

Company Response:

The Company confirms that in future filings where selected financial data are presented in accordance with US GAAP: (i) the Company will include narrative footnote disclosure by incorporating by reference and referring the reader to note 29 (transition to IFRS) to the consolidated financial statements included in the Company’s filed Form 40-F for the year ended December 31, 2014, which sets out reconciliations describing the differences between US GAAP and IFRS; (ii) cautionary narrative footnote disclosure will be included indicating that some of the items presented may not be comparable between US GAAP and IFRS; and (iii) the Company will not present US GAAP and IFRS financial data side-by-side.

Exhibit 99.2 — Annual Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Acquisitions
Osisko Mining Corporation, page 25

2.                                      We note from the purchase price allocation included on page 26 of your financial statements that goodwill of $543,444 was recognized in your financial statements in connection with the joint acquisition of Osisko. Please revise future filings to disclose the amount of this goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in paragraph B64(k) of IFRS 3. Please provide us with your proposed disclosures as part of your response.

Company Response

The Company will revise future filings to disclose that no goodwill recognized in connection with the joint acquisition of Osisko is expected to be deductible for tax purposes.  Set out below is the form of disclosure that the Company proposes will be included in future filings:

“Goodwill is not deductible for tax purposes.”

Note 17. Equity, page 44

3.                                      We note that the numerators used in calculating your basic and diluted earnings per share for fiscal year 2014 are not the same. Please revise future filings to include a reconciliation of the numerators used in computing your basic and diluted earnings per share as required by paragraph 70(a) of IAS 33. This reconciliation should disclose the individual effects of each class of instruments that affects your earnings per share. Please provide us with your proposed disclosure as part of your response.

Company Response

The Company will revise future filings to include a reconciliation of the numerators used in computing basic and diluted earnings per share. Set out below is the proposed format for such reconciliation that the Company will include in future filings, where necessary, using the Company’s results for the year ended December 31, 2014 for illustrative purposes (the additional language showing the reconciliation is underlined):

Year Ended December 31, 2014
(thousands of US dollars, except share and per share amounts)
Net income for the year - basic	$82,970
Less: Dilutive impact of Convertible Debentures	(7,345)
Net income for the year - diluted	$75,625
Weighted average number of common shares outstanding - basic (in thousands)	195,223
Add: Dilutive impact of common shares held by a depositary relating to Convertible Debentures	475
Add: Dilutive impact of common shares related to the RSU plan	259
Add: Dilutive impact of employee stock options	244
Weighted average number of common shares outstanding - diluted (in thousands)	196,201
Net income per share - basic	$0.43
Net income per share - diluted	$0.39

In connection with its joint acquisition of Osisko Mining Corporation on June 16, 2014, Agnico Eagle indirectly assumed its attributable interest in senior unsecured convertible debentures (the “Convertible Debentures”). On June 30, 2015, the negotiated early settlement of all of the Convertible Debentures was completed. As at June 30, 2015, the Convertible Debentures had principal outstanding of nil.

The Company will incorporate similar disclosure to that presented above in future filings where the numerators used in computing basic and diluted earnings per share are different beginning in the second quarter of 2015.

Note 29. Transition to IFRS, page 69

4.                                      We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your consolidated financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition, to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent the election to rely these mandatory exceptions.

Company Response

The Company applied the guidance of paragraphs 14 – 17 of IFRS 1 First-time Adoption of International Financial Reporting Standards as of the date of the Company’s adoption of IFRS effective July 1, 2014, which prescribes the following:

•                  An entity’s estimates in accordance with IFRS at the date of transition to IFRS shall be consistent with estimates made for the same date in accordance with previous GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.

•                  An entity may receive information after the date of transition to IFRS about estimates that it had made under previous GAAP. In accordance with paragraph 14, an entity shall treat the receipt of that information in the same way as non-adjusting events after the reporting period in accordance with IAS 10 Events after the Reporting Period.

•                  An entity may need to make estimates in accordance with IFRS at the date of transition to IFRS that were not required at that date under previous GAAP. To achieve consistency with IAS 10, those estimates in accordance with IFRS shall reflect conditions that existed at the date of transition to IFRS. In particular, estimates at the date of transition to IFRS of market prices, interest rates or foreign exchange rates shall reflect market conditions at that date.

•                  Paragraphs 14–16 apply to the opening IFRS statement of financial position. They also apply to a comparative period presented in an entity’s first IFRS financial statements, in which case the references to the date of transition to IFRS are replaced by references to the end of that comparative period.

Significant items subject to the mandatory exceptions in IFRS 1 paragraphs 14 – 17 to which the Company applied the guidance of paragraphs 14 – 17 of IFRS 1 are as follows:

•                  IAS 36 Impairment of Assets — At the date of transition to IFRS, and for the subsequent comparative periods presented, the Company was required to test certain cash generating units (“CGUs”) for impairment or reversal of previous impairments in accordance with IFRS.  As part of the Company’s transition to IFRS, the Company noted certain policy differences between IFRS and its previous GAAP. The Company’s impairment tests reflected the application of IFRS with respect to these policy differences.  For example, the Company determined CGUs in accordance with IAS 36, and the CGUs remained consistent with its reporting units under US GAAP.  To ensure compliance with the guidance of IFRS 1, the Company used cash flow forecasts and discount rates in the calculation of the recoverable amount of these CGUs that existed under previous GAAP at the transition date and for the subsequent periods. The impact of the transition has been disclosed in note 29 to the consolidated financial statements included in the Company’s Form 40-F for the year ended December 31, 2014.

•                  Reclamation Provision — Upon adoption of IFRS, the Company applied the mandatory exception of paragraphs 14 – 17 of IFRS 1 and also elected to apply the optional exemption paragraph D21 of IFRS 1.  In accordance with the guidance of IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities and IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Company calculated the obligation associated with the future retirement and decommissioning of assets as at the transition date and for the subsequent periods presented.  At each of these dates, the Company used estimated probabilities and cash outflows for each retirement obligation that were consistent with calculations prepared under its previous GAAP.  However, the Company noted certain policy differences between IFRS and its previous GAAP. For example, discount rates were revised under IFRS as a result of a difference in accounting guidance between IFRS and US GAAP; accordingly, the Company estimated revised discount rates by reference to data existing at each of the comparative dates. The impact of the transition has been disclosed in note 29 to the consolidated financial statements included in the Company’s Form 40-F for the year ended December 31, 2014.

•                  Available-for-sale Financial Assets — Paragraph 58 of IAS 39 Financial Instruments: Recognition and Measurement requires an entity to assess its financial assets at each reporting period end to determine whether such assets are impaired.  As part of the Company’s transition to IFRS, the Company noted certain policy differences between IFRS and its previous GAAP. When assessing the Company’s available-for-sale (“AFS”) financial assets for impairment at each of the comparative dates, management applied the guidance of IFRS but used estimates consistent with those applied under its previous GAAP.  An immaterial adjustment relating to the impairment of available-for-sale financial assets arose as a result of the IFRS transition, which has been disclosed in note 29 to the consolidated financial statements included in the Company’s Form 40-F for the year ended December 31, 2014, together with other individually immaterial changes.

The Company also reviewed the applicability of other mandatory exceptions prescribed by Appendix B of IFRS 1.  The following mandatory exceptions were applied, but had no significant impact on the Company’s financial results on transition to IFRS:

Mandatory Exception	Description	Applicability to the Company
Hedge accounting

At the date of transition to IFRSs, in accordance with IAS 39 an entity shall:

  (a) measure all derivatives at fair value; and

  (b) eliminate all deferred losses and gains arising on derivatives that were reported in accordance with its previous GAAP as if they were assets or liabilities.

An entity shall not reflect in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting in accordance with IAS 39.

If, before the date of transition to IFRSs, an entity had designated a transaction as a hedge but the hedge does not meet the conditions for hedge accounting in IAS 39, the entity shall apply paragraphs 91 and 101 of IAS 39 to discontinue hedge accounting. Transactions entered into before the date of transition to IFRSs shall not be retrospectively designated as hedges.

The financial effect of the Company’s financial instruments where hedge accounting was previously applied was immaterial.

Government loans	A first-time adopter shall classify all government loans received as a financial liability or an equity instrument in accordance with IAS 32 Financial Instruments: Presentation.	Government loans are immaterial to the Company’s financial results.

Other mandatory exceptions were not applicable to the Company’s financial results, financial condition or cash flows.

As discussed with Linda Cvrkel and Steve Lo of Staff by telephone on August 10, 2015, we confirm our understanding that no response is required in respect of the last sentence of your comment number 4.

Exhibit 99.3 — Management’s Discussion and Analysis
Contractual Obligations, page 19

5.                                      Please provide us a draft disclosure for future filing describing the nature of your purchase commitments. In addition, we note that your joint arrangement with Yamana is accounted for as joint operation under IFRS 11. Please clarify whether these purchase commitments also include those associated with your joint operations.

Company Response

The Company will revise future filings to include narrative footnote disclosure describing the nature of its purchase commitments and the portion related to its joint operations (as applicable). Set out below is the proposed footnote disclosure to the Company’s table of contractual obligations to be used for future filings, which, for illustrative purposes, has been prepared using the Company’s results for the year ended December 31, 2014:

“Purchase commitments include contractual commitments for the acquisition of property, plant and mine development and intangible assets. Agnico Eagle’s attributable interest in the purchase commitments associated with its joint operations totaled $2.8 million as at December 31, 2014.”

Closing Comments

The Company acknowledges that:

(i)                           the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)                     the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 847-3710.

Yours very truly,

/s/ David Smith
David Smith
Senior Vice President, Finance and
Chief Financial Officer

cc:	Sean Boyd, Vice-Chairman and Chief Executive Officer
Agnico Eagle Mines Limited